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                                  EXHIBIT 18.1

March 29, 2005

The Board of Directors
Belden CDT Inc.
7701 Forsyth Boulevard
Suite 800
St. Louis, Missouri 63105

Note 9 of notes to the consolidated financial statements of Belden CDT Inc. included in its Form 10-K for the year ended December 31, 2004, describes a change in the method of accounting for the valuation of certain inventories from the last in, first out (LIFO) method to the first in, first out (FIFO) method. There are no authoritative criteria for determining a "preferable" method of valuing inventories based on the particular circumstances; however, we conclude that such change in the method of accounting for inventories from LIFO to FIFO is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young